
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Greenflame Resources Americas Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    August 23, 2023

Physical Address of Issuer:

3389 Sheridan Street, Suite 263, Hollywood, Florida 33021

Website of Issuer:

www.greenflameresources.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Enterprise Bank & Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of this Offering, the Company will have paid the Intermediary a cash fee of 8.5% of the amount raised in this Offering, in addition to a one-time activation fee of $10,000. The Company will also be required to pay one-time activation fees of $7,500, and monthly subscription fees totaling $2,500, to the Intermediary's affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Type of Security Offered:

Shares of Common Stock

Target Number of Securities to be Offered:

32,052

Price per Security (or Method for Determining Price):

$0.75 (before the addition of the Investor Processing Fee (as defined below) and without accounting for any applicable effective per-share discount that would result from the issuance of Bonus Shares (as defined below))

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
 Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
 Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,201,923.06

Deadline to reach the Target Offering Amount:

Midnight, Eastern time, on April 29, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2022)*	Prior fiscal year-end (2021)*
Total Assets	$0	$0
Cash and Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

*The Company was formed on August 23, 2023. As such, there are no financial results for 2022 and 2021. Exhibit A, attached hereto and made a part hereof, includes reviewed financials of the Company since inception, dated as of October 31, 2023.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

Greenflame Resources Americas Inc.

November 29, 2023

Offering of Common Stock, including Bonus Shares
(Maximum Offering Amount of $1,201,923.06)

Greenflame Resources Americas Inc., a Delaware corporation ("***Greenflame Americas***," the "***Company***," "***we***" "***us***," or "***our***"), is conducting a Regulation Crowdfunding offering (this "***Offering***") of shares, par value $0.00001 per share, of our shares of common stock (the "***Shares***" or the "***Securities***"), subject to the conditions set forth in "*This Offering and the Securities—The Securities.*" We are offering, on a "best efforts" basis, (i) a minimum number of Shares whose offering price, including the related Investor Processing Fee (as defined below), meets (or just exceeds) $25,000 (the "***Target Offering Amount***") and (ii) up to a maximum number of Shares whose offering price, including the related Investor Processing Fee, may be as much as, but will not be permitted to exceed, $1,201,923.06 (the "***Maximum Offering Amount***"). The Target Offering Amount would be achieved with the sale of 32,052 Shares, and the Maximum Offering Amount would be achieved with the sale of 1,540,927 Shares, assuming, in each case, no issuance of Bonus Shares (as defined below). Unless we raise at least the Target Offering Amount by midnight, Eastern time, on April 29, 2024 (the "***Offering Deadline***"), no Shares will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned to the related investors, without interest.

In addition to, and in conjunction with, the Shares offered for sale to investors by the Company in this Offering, the Company is offering investors, on the conditions set forth in this Form C offering statement, up to 308,185 Shares as bonus shares ("***Bonus Shares***"), in each case depending on, and determined on the basis of, the date of a given investor's purchase. No additional consideration will be received by the Company for its issuance of Bonus Shares, and it will absorb all costs of the Bonus Shares' issuance. See "Bonus Shares for Early Purchases."

Potential purchasers of the Shares are referred to herein as "***Investors***" or "***you.***" The rights and obligations of Investors with respect to the Shares are set forth below in "*This Offering and the Securities—The Securities.*" In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by our intermediary, DealMaker Securities LLC (the "***Intermediary***"). All committed funds will be held in escrow with Enterprise Bank & Trust (the "***Escrow Agent***") until such time, if any, as the Target Offering Amount has been met or exceeded and one or more closings take place. Investors may cancel an investment commitment until up to 48 hours before the Offering Deadline, or at such earlier time, if at all, as the Company designates pursuant to Regulation Crowdfunding ("***Regulation CF***"), using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Shares at any time and for any reason or no reason. The Intermediary may reject any investment commitment and, before acceptance, may cancel or rescind our offer to sell the Shares at any time for any reason or no reason.

	Price to Investors (1)	Service Fees and Commissions (2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$780	$66.30	$713.70
Maximum Individual Purchase Amount (3)(4)	$780,000	$66,300	$713,700
Target Offering Amount	$25,000	$2,125	$22,875
Maximum Offering Amount	$1,201,923.06 (5)	$102,163.46	$1,099,759.60

(1) To help offset transaction costs, Investors will be required to pay a processing fee ("*Investor Processing Fee*") of $0.03 per share, or 4% of the investment amount, at the time of subscription.

(2) The Intermediary is charging 8.5% in commissions and sales charges. This fee excludes one-time fees and subscription fees paid to the Intermediary. This also excludes fees to the Company's advisors, such as attorneys and accountants.

(3) The Company reserves the right, in its sole discretion, to amend the Minimum Individual Purchase Amount and the Maximum Individual Purchase Amount.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF and as described herein.

(5) Assumes, solely for the purposes of computing (i) the Maximum Offering Amount and (ii) the related aggregate Investor Processing Fee ($46,227.81), that the Company sells exactly 1,540,927 Shares at $0.78 per share (which includes an Investor Processing Fee of $0.03 per share).

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of this Offering, including the merits and risks involved. The Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "*Commission*") does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The Shares are offered under an exemption from registration; however, the Commission has not made an independent determination that the Shares are exempt from registration.

The Company reserves the right to discontinue offering Bonus Shares if required or advisable for regulatory or business purposes.

THE SHARES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SHARES. THE SHARES ARE NOT PUBLICLY TRADED, AND NO PUBLIC MARKET FOR THE SHARES MAY EVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE, AND THE SHARES NOT BE PURCHASED BY ANY PERSON THAT CAN NEITHER BEAR THE FINANCIAL RISK OF SUCH AN INVESTMENT FOR AN INDEFINITE PERIOD OF TIME NOR AFFORD A COMPLETE LOSS OF THE INVESTMENT. SEE THE SECTION OF THIS FORM C OFFERING STATEMENT TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SHARES WILL HAVE TRANSFER RESTRICTIONS. NO SHARES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING AN INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN, AND THE COMPANY WILL NOT ACCEPT INVESTMENT COMMITMENTS FROM ANY RESIDENT OF, ANY JURISDICTION NOT LISTED ABOVE. INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR

PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THIS OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SHARES. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THIS OFFERING OR THE SHARES. THE ESCROW AGENT'S CONNECTION TO THIS OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE. The Company:

(1) Is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*");

(3) Is neither an "investment company" (as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*") nor excluded from the definition of "investment company" by Section 3(b) or Section 3(c) of the Investment Company Act;

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") as a result of a disqualification as specified in Rule 503(a) of Regulation CF filed with the Commission and provided to Investors, to the extent required, any ongoing annual reports required by Regulation CF during the two years immediately preceding the filing of this Form C offering statement; and

(5) Has a specific business plan, which does not set forth a purpose or intent to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Shares, the Company will file a report electronically with the Commission annually, and post the report on its website, no later than 120 days after the end of the most recent fiscal year of the Company covered by the report.

Once posted, the annual report may be found on the Company's website at https://www.greenflameresources.com/.

The Company must continue to comply with the ongoing reporting requirements until the earliest of the following:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Shares issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) has previously failed to comply with the ongoing reporting requirement of Regulation CF.

Progress updates

Progress updates on the status of this Offering may be found at: www.invest.greenflameresources.com].

The date of this Form C offering statement is November 29, 2023.

TABLE OF CONTENTS

ABOUT THIS FORM C OFFERING STATEMENT

You should rely only on the information contained in this Form C offering statement. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C offering statement, and no source other than the Intermediary has been authorized to host this Form C offering statement or this Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are neither offering to sell, nor seeking offers to buy, the Shares in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C offering statement and any documents incorporated by reference herein is accurate only as of their respective dates, regardless of the time of delivery of this Form C offering statement or the time of issuance or sale of any Shares.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Before consummating the sale of the Shares, the Company will afford Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the Company and the terms and conditions of this Offering.

In making an investment decision, you must rely on your own examination of the Company and the terms and conditions of this Offering, including the merits and risks involved. The statements of the Company contained herein are based on information that we believe to be reliable, but we make no warranty that such information is accurate or that circumstances – including anything related to our business, financial condition, results of operations, and prospects – have not changed after the date of this Form C offering statement. The Company does not expect to update or otherwise revise this Form C offering statement or any other materials supplied herewith.

This Form C offering statement is submitted in connection with this Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C offering statement and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C offering statement are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C offering statement and any documents incorporated by reference herein are based on assumptions we believe to be reasonable in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this Form C offering statement, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and could cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance might vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C offering statement or any documents incorporated by reference herein is accurate only as of their respective dates. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C offering statement or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C offering statement. This summary may not contain all of the information that may be important to you. You should read this entire Form C offering statement carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Greenflame Resources Americas Inc. (the "***Company***") was formed on August 23, 2023 as a wholly owned subsidiary of Greenflame Resources Inc., a Canadian corporation (the "***Parent***"). The Parent specializes in unconventional oil and gas production. The Company's operations are located in Trinidad and Tobago, primarily in the Parrylands fields in southern Trinidad, which includes production wells, pipelines and production facilities.

The Company will implement enhanced oil recovery technologies that both produce oil and allow for sequestering CO_2, enabling the Company to operate production on a carbon-neutral to carbon-negative basis. Further, the Company will capture and sequester CO_2 in significant volumes. CO_2 sequestration at this scale will enable the Company not only to benefit from the use of sequestered of CO_2 in its enhanced oil recovery operations but also to participate in voluntary carbon markets, and as such the Company will engage in the sale of carbon credits.

The Company's headquarters are located at 3389 Sheridan Street, Suite 263, Hollywood, Florida 33021. It conducts business in Trinidad and Tobago, Canada, and the United States. Its website is https://www.greenflameresources.com.

A description of our products, services and business plan can be found on the Offering page at www.invest.greenflameresources.com/. The Offering page is reproduced on Exhibit B to this Form C offering statement.

The Offering

Minimum Number of Securities Offered in order to reach the Target Offering Amount)	32,052
Total Number of Securities Outstanding after Offering (upon selling the minimum number of Securities to reach the Target Offering Amount)	46,698,719
Maximum Number of Securities Offered (not including Bonus Shares)	1,540,927
Total Number of Securities Outstanding after Offering (if the Maximum Offering Amount is reached but not including Bonus Shares)	48,207,594
Price Per Security (which includes a 4% Investor Processing Fee)	$0.78 (= $0.75 × 1.04)

Minimum Individual Purchase Amount	$780
Maximum Individual Purchase Amount	$780,000 (subject to any other investment amount limitations applicable to the Investor under Regulation CF and as described herein)
Offering Deadline	Midnight, Eastern time, April 29, 2024
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights of the Securities	One (1) vote per share

The Company reserves the right, in its sole discretion, to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount.

Bonus Shares for Early Purchases

Certain Investors in this Offering are eligible for "***early-purchase perks***," representing the right to receive Bonus Shares, if the Investors satisfy the early-purchase criteria set forth below. All such Investors will receive, as part of their investments, Bonus Shares in addition to the Shares purchased for cash. The number of early-purchase Bonus Shares will be a percentage of the Shares actually purchased in this Offering, and could be as high as 20%, depending upon qualification (if at all) in one of the early-purchase eligibility categories described below. An Investor's entitlement (if any) to Bonus Shares will be based on whether the related investment was made within the respective time frame of a Bonus Share tier (as described below). Whether a given purchase qualifies for a particular Bonus Share tier will be based on the time of the Investor's execution of the subscription agreement.

In order to receive Bonus Shares, an Investor must submit a single investment that meets the Minimum Individual Purchase Amount. Bonus Shares will not be granted if an Investor submits multiple investments that, when combined, meet the minimum requirement. All Bonus Shares (if any) will be issued after the completion or termination of this Offering.

Share purchases made after the commencement of this offering on November 29, 2023 but no later than midnight, Eastern time, on December 28, 2023:

- 20% Bonus Shares

Share purchases made on or after December 29, 2023 but no later than midnight, Eastern time, on January 27, 2024:

- 15% Bonus Shares

Share purchases made on or after January 28, 2024 but no later than midnight, Eastern time, on February 26, 2024:

- 10% Bonus Shares

Share purchases made on or after February 27, 2024 but no later than midnight, Eastern time, on March 27, 2024:

- 5% Bonus Shares

By way of illustration only, (i) a purchase of 1,000 Shares for $750* between November 29, 2023 and December 28, 2023 would net an Investor 1,200 Shares, 200 of which would be Bonus Shares and (ii) a purchase of 1,000 Shares for $750* between February 27, 2024 and March 27, 2024 would net an Investor 1,050 Shares, 50 of which would be Bonus Shares.

*Not including the Investor Processing Fee, the payment of which will attract no Bonus Shares.

The award of Bonus Shares effectively gives qualifying Investors a discount on the Shares they purchase in this Offering. Investors entitled to receive Bonus Shares would effectively be paying not $0.75 for each Share (before the addition of the Investor Processing Fee), but the following per-Share prices (approximately), depending on the percentage of Bonus Shares.

Bonus Shares Percentage	Approximate Effective Price per Share
20%	$ 0.625
15%	$ 0.652
10%	$ 0.682
5%	$ 0.714

By way of illustration only, an Investor purchasing 1,000 Shares between January 28, 2024 and February 26, 2024 would qualify for a Bonus Shares percentage of 10%. The purchase of those Shares in this Offering for $750 (i.e., for $0.75 per Share, before the addition of the Investor Processing Fee) would entitle that Investor to 100 Bonus Shares, for a total of 1,100 Shares. The effective per-Share price of the 1,100 Shares would be approximately $0.682 (i.e., $750 ÷ 1,100).

Notwithstanding any effective discount on the price per Share as a consequence of an Investor's qualifying for Bonus Shares, the Investor Processing Fee will be assessed on the full Share price of $0.75 (though only with respect to the purchased Shares, not with respect to any Bonus Shares). In the example set forth in the immediately preceding paragraph (i.e., the purchase of 1,000 full-priced Shares for $750), the processing fee would be $30.

Investors purchasing Shares after March 27, 2024 will not be entitled to any Bonus Shares on such purchases. Furthermore, the Company can provide no assurances that the Offering will stay open until the Offering Deadline – or any earlier date – except to the extent required by Regulation CF. If the Offering is discontinued at any time, Investors may be unable to invest at one or more of the Bonus Shares percentages set forth above. Fractional shares will not be distributed, and the number of Bonus Shares that include a fraction (if any) will be determined by rounding down to the nearest whole Share.

Before investing, Investors should consult with tax professionals to fully understand the tax implications, if any, of receiving Bonus Shares.

RISK FACTORS

Investing in common stock involves a high degree of risk and may result in the loss of your entire investment. Before you make an investment decision with respect to the common stock, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C offering statement. In addition to the risks specified below, the Company is subject to same risks to which all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Investors should consult with their legal, tax and financial advisors before making an investment in the common stock. The Shares should be purchased only by persons that can afford to lose all of their investment.

Risks Related to the Company and its Business

Using oil recovery technologies are an uncertain and costly activity.

The cost of drilling, completing, and operating a well is often uncertain, and many factors can adversely affect the economics of a well, pipeline, and production facility. Our efforts will be uneconomical if we drill dry holes or wells that are productive but do not produce enough oil to be commercially viable after drilling, operating and other costs.

There is no way to conclusively know in advance of drilling and testing whether any particular prospect will yield oil in commercially viable quantities. Furthermore, our drilling and producing operations may be curtailed, delayed, or canceled as a result of a variety of factors, including, but not limited to:

- increases in the costs, shortages or delivery delays of drilling rigs, equipment, labor, or other services;
- unexpected operational events and drilling conditions;
- reductions in oil prices;
- limitations in the market demand for oil;
- adverse weather conditions and changes in weather patterns;
- facility or equipment malfunctions or operator error;
- equipment failures or accidents;
- loss of title and other title-related issues;
- pipe or cement failures and casing collapses;
- compliance with, or changes in, permitting, environmental, tax and other governmental requirements;
- environmental hazards, such as oil spills, pipeline and tank ruptures, and unauthorized discharges of toxic gases;
- lost or damaged oilfield drilling and service tools;
- unusual or unexpected geological formations;
- loss of drilling fluid circulation;
- pressure or irregularities in geological formations;
- fires;
- natural disasters;
- surface craterings and explosions;
- steam and heat related issues, including injuries;
- availability and timely issuance of required governmental permits and licenses; and
- civil unrest, or protest activities.

If any of these factors were to occur, we could lose all or a part of our investment or we could fail to realize the expected benefits, either of which could materially and adversely affect our revenue and profitability. Our operations involve utilizing drilling and completion techniques as developed by us and our service providers. Risks that we face while drilling horizontal wells include, but are not limited to, the following:

- landing the wellbore in the desired drilling zone;
- drilling the wellbore to the full planned length;
- staying in the desired drilling zone while drilling horizontally through the formation;
- running casing the entire length of the wellbore; and
- being able to run tools and other equipment consistently through the horizontal wellbore.

Risks that we face while completing horizontal wells include, but are not limited to, the following:

- the ability to fracture stimulate the planned number of stages;
- the ability to run tools the entire length of the wellbore during completion operations; and
- the ability to successfully clean out the wellbore after completion of the final fracture stimulation stage.

The Company's producing properties are concentrated in Trinidad and Tobago, with operations initially focused on the Parrylands fields making us vulnerable to risks associated with operating in one geographic and political region.

As a result of this significant concentration, we are particularly exposed to the impacts of regional supply and demand factors for a portion of our products. We are additionally vulnerable to processing and transportation constraints for our products. Additionally, local governments may adopt and implement ordinances and impose certain restrictions regarding siting of our well sites, tanks pads and other related facilities. Approval from one or more local governmental bodies may be required before commencing construction of our facilities which can result in delay, increased expense or in some cases, prevention of development. Moreover, new initiatives or regulations could include restrictions on our ability to conduct certain operations.

The disruption of third-party facilities due to maintenance, mechanical failures, accidents, weather and/or other reasons could negatively impact the Company's ability to market and deliver the Company's products.

In the event that such disruptions occur, the Company will have no control over when or if such facilities are restored and generally have no control over what costs will be incurred.

The Company depends on key personnel to maintain its competitive position.

The ability of the Company to maintain its competitive position depends, to a large degree, on the services of the Company's management team and managers. The loss or diminution in the services of members of the management team or an inability to attract, retain and maintain additional management personnel could have a material adverse effect on the Company's financial performance. Competition for personnel with relevant expertise is intense because of the small number of qualified individuals, and that competition may seriously affect the Company's ability to retain its existing management and attract additional qualified management personnel, which could have a significant adverse impact on the Company's financial performance.

The Company's success depends on the performance of our directors, executive officers, and key employees, and the Company does not have key person life insurance policies on any such personnel.

Our success depends on the performance of our directors, executive officers and key employees and on our ability to retain and motivate them. The Company's products also require the input of experts from different fields, such as engineers, designers, researchers, clean energy experts, among others. If these experts fail to provide adequate services to the Company, it may incur additional costs to compensate for that failure. Any loss of or inability to retain such highly qualified personnel could materially adversely affect the Company's business, financial condition, cash flow, and results of operations. Further, although the Company relies on highly qualified personnel for its financial success, they are not covered by key person life insurance policies. In the event of their death or disability, the Company will not receive compensation to ameliorate the financial impact of their loss.

The market for carbon credits is evolving rapidly.

Related technologies are in early stages of adoption. Accordingly, the Company's business and future prospects may be difficult to evaluate. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact the Company's ability to do the following:

- generate sufficient revenue to maintain profitability;
- acquire and maintain market share;
- achieve or manage growth in operations;
- develop and renew contracts;
- attract and retain highly qualified personnel;
- adapt to new or changing policies and spending priorities of governments and government agencies; and
- access additional capital when required and on reasonable terms.

Difficulties in successfully addressing these and other challenges, risks and uncertainties could adversely affect, perhaps materially, the Company's business, results of operations and financial condition.

There may be increases in the cost of carbon credits that could affect the viability of compliance carbon credit markets.

In jurisdictions that subject emitting companies to a carbon tax, emitters will generally be more incentivized to continue buying carbon credits as long as the carbon tax exceeds the price of the credits. Accordingly, all other considerations being equal, the pool of potential purchasers may be expected to continue growing to the extent that carbon taxes increase, relative to the cost of credits. The Company can provide no assurance, however, that the rate of increase of the cost of carbon credits will not eventually overtake the rate of increase in carbon taxes, potentially rendering the purchase of credits at prices that exceed such taxes uneconomical in compliance markets and thereby acting as a potential price cap on carbon credits in such markets. To the extent that the Company invests in, trades, acquires, or sells compliance market credits, invests in projects that produce such credits, its business could be negatively impacted in jurisdictions where the price of the compliance credit exceeds the established carbon tax.

There may be a lack of liquidity and associated high volatility of voluntary carbon credit markets.

Carbon credit markets, particularly the voluntary carbon credit markets, are still evolving and have experienced a high level of volatility in price and volume. The Company can provide no assurances that the carbon credits it purchases, including those will find a market. Markets for the purchase and sale of carbon credits, though currently liquid in certain parts of the world – for example, Europe, California, and British Columbia – may not be liquid in the future. Additionally, because many voluntary carbon credits are purchased directly from project developers and owners in private transactions rather than through intermediaries, increasing competition for credits may make their sourcing more difficult as governments and other stakeholders demand more emissions disclosure. Consequently, the Company may not be able to purchase from third-party project developers, in a timely manner or at an attractive price, the volume of carbon credits that the Company desires to purchase. Increases in the cost of credits, among other developments, may tend to limit the pool of potential purchasers and sellers, and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale may take several months or longer to complete. In addition, as the supply of carbon credits is limited, we may experience difficulties purchasing carbon credits. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the Company's prospects.

There is a potential for reduction of demand of carbon credits. The demand for, and the market price of, carbon credits can be adversely affected by a number of factors, including the implementation of lower emission infrastructure; an increase in the number of projects generating carbon credits; invention of new technology that assists in the avoidance, reduction or sequestration of emissions; increased use of alternative fuels; a decrease in the price of conventional fossil fuels; increased use of renewable energy; and the implementation and operation of carbon pricing initiatives such as carbon taxes and emissions trading systems ("***ETSs***"). The Company can provide no assurance that carbon pricing initiatives or compliance carbon credit markets or voluntary carbon credit markets will continue to exist. Carbon pricing initiatives may be subject to policy and political changes and may otherwise be diminished or terminated, or may not be renewed upon their expiration.

In addition, the demand for carbon credits is driven by the social and political will to reduce GHG emissions globally. Absent the social and political will, marketplaces in which the Company might otherwise sell carbon credits could cease to exist, or carbon credits could fall to an unsustainably low price, rendering the Company's business unprofitable.

There may be risks associated with carbon pricing initiatives are based on scientific principles that are subject to debate.

Carbon pricing initiatives, such as ETSs, carbon taxes, and carbon credits, have resulted primarily from relative international and scientific consensus with respect to scientific evidence that indicates a correlative relationship between the rise in global temperatures and extreme weather events, on the one hand, and the rise in GHG emissions in the atmosphere, on the other hand. Changing views that, if at all, weaken the international and scientific consensus could negatively affect the value of carbon credits.

Furthermore, the Company can provide no assurances that voluntary or compliance carbon credit markets will continue to grow in line with the Company's expectations. Ultimately, the price of carbon credits is determined by the cost of actually reducing emissions levels. If the price of carbon credits becomes too high, relative to the cost of alternatives, emitters could find it more economical to develop or invest in lower-emission technologies, which, although unlikely to eliminate their need for carbon credits, could reduce their carbon footprints sufficiently to meet their stated sustainability goals, enabling them to purchase fewer credits to offset their emissions and, in turn, lowering the carbon credit market price, thereby adversely affecting the Company's profitability.

Regulatory risk related to changes in regulation and enforcement of ETSs can adversely affect market behavior. If fines or other penalties for non-compliance are not enforced, incentives to purchase carbon credits could deteriorate, resulting in a fall in the price of carbon credits and a consequent drop in the value of the assets of carbon credit sellers, such as the Company.

There is a chance that carbon trading and carbon offsetting may become obsolete.

Carbon trading is regulated by specific jurisdictions pursuant to regional legislation. Alternatively, participants can engage in carbon trading voluntarily, not for compliance purposes but rather to further corporate social responsibility goals. When regulated (e.g., in the European Union and in the Western Climate Initiative jurisdictions), governments compel emitters to reduce their greenhouse gas ("***GHG***") emissions through technological improvements or through the purchase of carbon credits. New legislation may arise in certain jurisdictions that may render the Company's business plan and knowledge obsolete with respect to carbon credits. With respect to the voluntary trading of carbon credits, voluntary purchasers of carbon credits could elect to discontinue purchasing carbon credits for reasons related to their business plans or because of changing economic, political contexts or other conditions over which the Company's management has no control.

Project types may change over time.

The generally accepted types of carbon reduction projects, including those that may be registered and/or verified by carbon credit registries, have changed and are likely to change further over time. For example, the voluntary carbon credit market has recently trended toward shifting from projects that reduce or avoid GHG emissions to projects that remove GHG emissions from the atmosphere. The Company provides capital, development and operating resources but is not a project proponent itself. Therefore, the Company's portfolio is limited to the projects available for investment.

There may be certain competitive conditions in the carbon credits market that may impact profitability.

Although many organizations, companies, non-profits, governments, asset managers and individuals are buyers of carbon credits, or rights to or interest in carbon credits, the supply of carbon credits, as well as the number and types of projects that might generate future carbon credits and investment opportunities in carbon credits, is limited. Many competitors of the Company are larger, more established enterprises with substantial financial resources, operational capabilities and long track records in the carbon credit markets. The Company may be at a competitive disadvantage in developing and investing in carbon projects and in acquiring carbon credits or interests in carbon credits, whether by way of purchases in carbon markets or other forms of investment, as many competitors have greater financial resources and technical staffs. Accordingly, the Company can provide no assurance that it will be able to compete successfully against other companies in building a pipeline of access to carbon credits and carbon-credit-related investments. Any such limitation on the Company's ability to acquire carbon credits could result in a material and adverse effect to its profitability, results of operation and financial condition.

Our financial statements are reviewed and have not been audited by an independent accountant.

The financial statements in this Offering have been reviewed and have not been audited by an independent accountant. Should the Company undertake an audit of its financial statements as part of any future financing effort, it is possible that its reported results may be different, if not materially different, than what is included in the reviewed financial statements included with this Offering. It is possible that Investors could make a different investment decision if presented with audited financial statements.

Risks Related to The Industry in which the Company Operates

Environmental regulations and pollution liability could expose the Company to significant costs and penalties.

The Company may incur significant costs and liabilities in complying with existing or future environmental laws, regulations and enforcement policies or initiatives. Some of these environmental laws and regulations may impose strict, joint and several liability regardless of fault or knowledge, which could subject the Company to liability for conduct that was lawful at the time it occurred, or conditions caused by prior owners or operators or which relate to third party sites where the Company has taken materials for recycling or disposal.

The Company may also be exposed to liability and costs for the handling of hydrocarbons, air emissions and wastewater or other fluid discharges related to its operations and waste disposal practices. Spills or other unauthorized releases of hazardous or regulated substances by the Company, its contractors or resulting from its operations could expose it to material losses, expenditures and liabilities, civil and criminal, under environmental laws and regulation.

Conservation measures and technological advances could reduce demand for oil.

Fuel conservation measures, alternative fuel requirements, governmental requirements for renewable energy resources, increasing consumer demand for alternatives to oil, technological advances in fuel economy and energy generation or storage devices (such as battery technology) could reduce demand for oil. The impact of the changing demand for oil services and products may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Our business and operations may experience rapid growth. If we fail to manage our growth, our business and operating results could be adversely affected and we may have to incur significant expenditures to address the additional operational and control requirements of such growth.

We may experience rapid growth in our sales and operations, which may place significant demands on our management, operational, and financial infrastructure. If we fail to manage this growth, the quality of our products could suffer, which could negatively affect our brand and operating results. Improvements to the Company's operational, financial, and management, as well as its reporting systems and procedures, will have to be implemented to manage such growth. Such improvements may require significant capital expenditures and require valuable management resources. Furthermore, if such improvements are not implemented successfully, our ability to manage potential growth could be impaired and additional expenditures may have to be made to address such impairments. Investors should consider the possibility of the Company's rapid growth as well as the adverse impact that may result of such growth is not managed successfully.

Risks Related to this Offering

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to what it hopes to raise in this Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $0.75 per-share price (before the addition of the $0.03 Investor Processing Fee) from an internal valuation analysis, as described under "*Valuation*." Because of the inherent uncertainty in the Company's valuation, we cannot assure you that you would be able to resell the Shares at the $0.75 offering price (or at any other price), and you risk overpaying for your investment.

The Commission does not pass upon the merits of the Common Stock or the terms of this Offering, nor does it pass upon the accuracy or completeness of any document or literature related to this Offering.

You should not rely on the fact that our Form C offering statement is accessible through the Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The Commission reviewed neither this Form C offering statement nor any document or literature related to this Offering.

Neither this Offering nor the Shares have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Shares. Neither this Offering nor the Shares have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which could include access to quarterly and annual financial statements reviewed by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on the basis of the information provided in this Form C offering statement and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of this Offering.

Unless the Company has disclosed a specific use of the proceeds from this Offering, the Company's management will have considerable discretion over the use of proceeds from this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts on the basis of the Company's determination of the Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering on the basis of the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. Consequently, your desired investment amount may be limited or lowered solely on the basis of the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of this Offering solely on the basis of the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond April 29, 2024. Therefore, your investment may continue to be held in escrow even after that date while the Company attempts to raise funds equal to the Target Offering Amount. Although you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, you will not be accruing interest on the amount of your investment while it is in our possession. We will simply hold it until (i) such time (if any) as the new deadline is reached without the Company receiving the Target Offering Amount (at which time it will be returned to you without interest or deduction) or (ii) such time (if any) as the Company receives the Target Offering Amount (at which time it will be released to the Company to be used as set forth herein). Upon or shortly after the release of such funds to the Company, the Shares will be issued and distributed to you.

The Company has the right to conduct multiple closings during this Offering.

If the Company meets certain terms and conditions, it may conduct one or more intermediate closings during the course of this Offering, thereby enabling it to draw down on half of the proceeds committed and captured in this Offering during the relevant period. (See *"This Offering and the Securities – Intermediate Closings."*) Unless the Offering Deadline has been reached, no intermediate closing will terminate this Offering, which will continue unless the Company determines otherwise.

After the Company has accepted and closed on a given Investor's subscription, that Investor will not be permitted to withdraw the subscription or revoke the purchase of the related Shares. For example, if a material change in the Company's business or prospects occurred before the completion or termination of this Offering, Investors whose subscriptions had been accepted by the Company in or before the most recent intermediate closing would have no right to reconsider their purchase decisions and withdraw those subscriptions, which would have become irrevocable by them before the material change.

Risks Related to Owning Common Stock

Common stockholders will be diluted if additional shares are issued.

We may issue additional shares of Common Stock, subordinated notes or other securities or debt convertible into Common Stock to extend maturities or fund capital expenditures, including acquisitions. The issuance of additional shares of Common Stock could result in dilution of the interests of existing stockholders.

The Company cannot ensure any return on an Investor's investment.

The Company can provide Investors no assurance that they will realize a return on their investment or that they will not lose their entire investment. For this reason, Investors should read this Form C offering statement and all exhibits carefully and should consult with their attorneys and business advisors before making any decision to invest in the Common Stock.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES THAT ARE CURRENTLY UNKNOWN, OR THAT WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C OFFERING STATEMENT, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND COULD RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company was incorporated on August 23, 2023 as a wholly owned subsidiary of Greenflame Resources Inc. (the "**_Parent_**"). The Company's operations are located in Trinidad and Tobago, primarily in the Parrylands fields in southern Trinidad, which includes production wells, pipelines and production facilities.

The Parent is a company with proprietary information, know-how, and trade secrets in heavy oil production and unconventional enhanced oil recovery (EOR). The Parent has assembled a team of professionals who have over 100 years' experience working globally in successful EOR operations, and the Parent is employing this knowledge and experience to the pursuit of unconventional heavy oil opportunities, the first of which is the Company's Trinidad and Tobago Parrylands resource, referred to above. The Company's operations will have full access to the Parent's team and know-how to fully develop the Parrylands resource.

The Company will implement enhanced oil recovery technologies that both produce oil and allow for sequestering CO_2, enabling the Company to operate production on a carbon-neutral to carbon-negative basis. Further, the Company will capture and sequester CO_2 in significant volumes. CO_2 sequestration at this scale will enable the Company not only to benefit from the use of sequestered of CO_2 in its enhanced oil recovery operations but also to participate in voluntary carbon markets, and as such the Company will engage in the sale of carbon credits.

Business Plan

The Company plans to use its initial capital raises to restart and expand the historical enhanced oil recovery development in the Parrylands. Cash flow will be used to complete and expand operations, including purchasing equipment (steam generators and water treatment). Once a critical mass of production is achieved (approximately 1,000 barrels per day) – as the Company expects that it will be – then, market conditions permitting, the Company aims to expand production and construct a CO_2 pipeline from the Atlantic LNG Plant. Upon the pipeline's construction, which may be financed in whole or in part by securing third-party financing, the Company will then be able to sequester CO_2. Ultimately, the Company's mission statement is to prioritize consistent production and maximize value to shareholders while being carbon neutral.

The Company's Products and/or Services

Product / Service	Description	Current Market
Oil	The production and sale of heavy, low sulfur oil.	Direct to Heritage Oil, the state-owned oil enterprise of Trinidad and Tobago.
Geological Carbon Credits	The creation and transfer of carbon credits and potentially methane and tax credits.	The climate-offsetting market as a whole and particularly the voluntary carbon market are rapidly growing global markets with companies ranging from multinationals to startups investing in carbon offsetting.

Competition

Other oil and gas companies produce oil in Trinidad and Tobago; however, to the Company's knowledge all of these companies use conventional production techniques as opposed to our more advanced techniques. Thus, the Company does not believe that these other companies directly compete with the Company or operate with a similar business plan. The Company's unique location allows for a ready source of pure CO_2 from nearby industry and a well-established heavy oil resource that is, in the Company's opinion, an exceptional carbon sink with tremendous synergy.

Supply Chain

The Company utilizes steam generation and oil field service rigs from its business associates New Horizon Exploration, Inc. and Valkor LLC. These strategic relationships enable the Company to both minimize costs and optimize scheduling.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities and will also be required to comply with the federal and local laws and regulations of Trinidad and Tobago. All such laws and regulations are subject to change.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below do not include payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of this Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount is Raised	Amount if Target Offering Amount is Raised	% of Proceeds if Maximum Offering Amount is Raised	Amount if Maximum Offering Amount is Raised
Payment to Vendor for Buy-In (one-time payment)	--	--	20%	$240,384.60
Repairs to Steam Generator (one-month estimate)	3.6%	$900	--	--
Repairs to Steam Generator (six-month estimate)	--	--	1.1%	$13,221.15
Rent and Repairs for Water Purification (one-month estimate)	3.6%	$900	--	--
Rent and Repairs for Water Purification (six-month estimate)	--	--	1.0%	$12,019.23
Per-well prep cost for stimulation ($75k x 30 wells)	--	--	44.5%	$534,855.74
Fuel for steam generation (one-month estimate)	4.3%	$1,075	--	--
Fuel for steam generation (six-month estimate)	--	--	7.5%	$90,144.23
General & Administrative Expenses (six-month estimate)	--	--	7.0%	$84,134.61
Legal and Accounting Fees	80%	$20,000	0.4%	$4,807.69
Intermediary Fees	8.5%	$2,125	8.5%	$102,163.46
Contingency	0%	$0	10.0%	$120,192.30

Total	100%	$25,000	100%	$1,201,923*

*Rounded down from the Maximum Offering Amount to the nearest whole number.

During the course of the Offering, the Company may issue Bonus Shares as described under "Bonus Shares for Early Purchases." The issuance of Bonus Shares will not affect the amount of proceeds that may potentially be received by the Company.

The Company reserves the right to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND KEY PERSONS

The directors, officers, and key persons of the Company are listed below, along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

The table below shows the principal personnel on the Company's management team:

Directors and Officers

Name	Positions and Offices Held at the Company	Business Experience for the Past Three Years
David Kahn	President and Director	• Technical Advisor at Valkor Energy • CIO at DLE Investments
Keith Lapeze	Secretary and Director	• Partner at Lapeze & Johns, PLLC, 2014-present
Roberto Fia	Treasurer and Director	• CEO & President at City View Green Holdings Inc., 2019-present • CEO & Director at Therma Bright, 2009-present

Biographical Information

David Kahn

David Kahn is the Company's President. He is a second generation oilman who attained his PhD in Chemistry from the École Nationale Superior in France. His oil and gas industry experience began at Halliburton and Baker Technologies where he focused on growth in heavy oil and production enhancement from western Canada through Venezuela. He has provided both customers and employers with both his reservoir expertise and support of their business development through their listing on the NASDAQ Exchange (including Ensyn Energy). His experience with reservoir development for public and private company production in the USA, Africa, and Eastern Europe/Asia has helped facilitate these companies' revenue growth by as much as $500 million annually. His work as CIO of Valkor Energy has helped to solidify the company as the largest heavy oil permit holder in the USA. Dr. Kahn actively evaluates a wide range of reservoirs and production projects and is constantly evaluating new opportunities to create shareholder value. He is a proven team builder and leader with a modern understanding of public markets and-post Covid funding trends.

Keith Lapeze

Keith Lapeze is the Company's Secretary. He is a former partner at Vinson & Elkins, LLP, with a J.D. from Louisiana State University who is admitted to practice in Texas and Louisiana. Over the last twenty-five years, he has built a successful and active commercial, environmental, and governmental legal practice. He has successfully represented dozens of Fortune 500 companies and public entities in litigation and environmental permitting matters and has been recognized in Chambers & Partners, Texas; the Legal 500; Super Lawyers, and The National Trial Lawyers. He is also an active investor and counsels small cap and micro-cap companies on various management, permitting, and compliance issues.

Roberto Fia

Roberto Fia is the Company's Treasurer. He was initially involved with Therma Bright Inc. (formerly The Jenex Corporation) as an investor and now serves as its CEO and the Chairman of its board of directors. He has an extensive contact base in the investment community and the financial sector as well as knowledge of the TSX, TSXV and CSE listing processes and guideline requirements. Roberto's 18 years' experience in the investment business has encompassed both equity research and corporate finance advice to early stage, promising companies. Over the past 10 years he has experience working with early-stage technology, medical device, mining and oil and gas companies and advising corporate executives on business matters dealing with corporate finance, strategy, expansion, mergers and acquisitions, concept creation, private equity, corporate development, and corporate governance. Roberto began his career as a technology analyst with a Toronto-based investment bank in 1999 where several of his buy calls were involved in M&A transactions. In 2002, he founded his own limited market dealer company involved in financing and advising high growth companies primarily in oil and gas mining, alternative energy and technology. He currently acts as Co-Head Corporate Finance at Kingsdale Capital Markets. Roberto received his Bachelor of Commerce (Honours) degree from the I.H. Asper School of Business at the University of Manitoba and holds the Chartered Financial Analyst designation.

Advisors

Billy B. Richards

Billy B. Richards is an Oxford graduate with a degree in computational and molecular biochemistry. He is a successful sustainability and technology executive that specializes in emissions trading, carbon capture, and digital finance. His experience as a three-time founder, with a successful exit under his belt, along with his technical, commercial and scientific vision uniquely positions Billy as a multi-disciplinary leader. His expertise spans environmental technologies and carbon credit auditing, AI, legal technology, and business consulting. In 2020, he was the winner of Oxford University's All Innovate Competition. He is also a strong advocate for climate finance and sustainable innovation. His commendations include First Class Honours, Full Academic Scholarship, Titley Scholarship for Biochemistry, and Moritz-Heyman Scholarship, all issued by the University of Oxford.

Greg Cave

Greg Cave is a Professional Geologist registered with APEGA and a Bachelor of Science degree specializing in Geology from the University of Alberta. He has over 30 years' experience in the petroleum industry, including a broad base of technical and leadership experience. He has spent the past 20 years as a leader of various private and public oil and gas companies in Canada and has held key technical advisory roles to CEOs of both domestically and internationally focused exploration and production companies. His career longevity has been predicated on developing a broad base of technical knowledge, principles and leadership experience. He has experiencee leading and developing multidisciplinary teams and companies that have focused on accurately defining resources, as well as identifying the best possible technology or depletion strategies to create and capture value-driven opportunities and efficiencies while working collaboratively with local government agencies, regulators, communities and other operators. Since 2012, he has served as the Director of New Resource Plays & Exploration for Cenovus Energy, where he was the Technical and Business lead on Conoco Philips Canada (a $17 billion project) and Husky ($23 billion project) and is the Lead on all subsurface CCUS characterization and relation CO2 enhanced oil recovery and sequestration initiatives.

Timur Khromaev

Timur Khromaev is the Chairman of the National Securities and Stock Market Commission (NSSMC) (Ukraine). He heads the NSSMC's system and comprehensively manages its activities, including coordination of the NSSMC Commissioners' work. His duties also include conducting regulators' meetings, regulating the activities of the Regional Offices of NSSMC, resolving hiring and staffing issues in accordance with current legislation, and representing regulators. Moreover, as a Chairman, he is responsible for developing strategic plans for stock market development, coordinating and designing legislative and regulatory activities of NSSMC, implementing IFRS, and coordinating scientific, research and educational programs about Ukraine's stock market to improve public financial literacy. Mr. Khromaev started his career in the Ministry of Finance of Ukraine in 1997. He began as a leading specialist in the External Debt Management Unit of the External Debt Division and then became the Head of the Capital Markets Division in the External Debt Department. In 2001, he become the Deputy Chairman of the Board of the CJSC "Commercial Bank NRB-Ukraine" and worked on the same position for CJSC "TAS-Investbank" in 2002. In February 2013, he established the investment company "ARTA," which is among the leading investment companies in Ukraine. Since 2013, he has served as an Executive Director of GASE Energy, Inc.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 100,000,000 Shares (46,666,667 of which are issued and outstanding). As of the date of this Form C offering statement, no preferred stock is authorized under the Certificate of Incorporation (and, consequently, no preferred stock is issued or outstanding).

Outstanding Capital Stock

As of the date of this Form C offering statement, the Company's outstanding capital stock consists of:

Type	Common Stock
Number Outstanding	46,666,667
Par Value Per Share	$0.00001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None

Outstanding Options, Simple Agreements for Future Equity (SAFEs), Convertible Notes, and Warrants

As of the date of this Form C offering statement, the Company does not have any outstanding options, Simple Agreements for Future Equity (SAFEs), convertible notes, or warrants.

Outstanding Debt

As of the date of this Form C offering statement, the Company does not have any debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Type	Percentage Ownership (in terms of securities with voting power)
Greenflame Resources Inc.	Common Stock	100% (direct ownership in the Company)
David Kahn	Common Stock	30% (indirect ownership, through Mr. Kahn's direct ownership of 30% of the shares of common stock of the Parent)

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C offering statement and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Greenflame Resources Americas Inc. was formed on August 23, 2023. Greenflame Resources Inc. is the Company's holding company and currently its sole stockholder.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Liquidity and Capital Resources

The proceeds from this Offering will be used primarily to fund the Company's operations and facilities with the remainder going toward (i) the Intermediary's fees, (ii) legal and accounting fees and (iii) a contingency reserve for unanticipated uses. See "Use of Proceeds."

Capital Expenditures and Other Obligations

After the completion of this Offering, the Company expects to have material capital expenditures. See "Use of Proceeds."

Previous Offerings of Securities

The only previous offering of securities was the initial offering to the sole shareholder, Greenflame Resources Inc. and such offering was made pursuant to the registration exemption available under Section 4(a)(2) of the Securities Act.

THIS OFFERING AND THE SECURITIES

The Offering

The Company is conducting a Regulation Crowdfunding offering (this "*Offering*") of shares, par value $0.00001 per share, of our Shares (the "*Shares*" or the "*Securities*"). We are offering, on a "best efforts" basis, (i) a minimum number of Shares whose offering price, including the related Investor Processing Fee, meets (or just exceeds) $25,000 (the "*Target Offering Amount*") and up to a maximum number of Shares whose offering price, including the related Investor Processing Fee, may be as much as, but will not be permitted to exceed, $1,201,923.06 (the "*Maximum Offering Amount*"). Unless we raise at least the Target Offering Amount by midnight, Eastern time, on April 29, 2024 (the "*Offering Deadline*"), no Shares will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned to the related investors, without interest. Potential purchasers of the Shares are referred to herein as "*Investors*" or "*you*".

The Company set the per-share offering price of $0.75 arbitrarily, but concurrently issued to the Parent that number of shares (46,666,667) that when multiplied by the $0.75 offering price, would equal the enterprise valuation amount determined by the Company's management, as described under "*Valuation*" below.

The minimum amount that an Investor may invest in this Offering is $780. The maximum amount that an Investor may invest in this Offering is $780,000 (subject to any other investment amount limitations applicable to the Investor under Regulation CF and as described herein). (Both figures include the 4% Investor Processing Fee to be paid by Investors.) Each such amount is subject to adjustment by the Company in its sole discretion.

In addition to, and in conjunction with, the Shares offered for sale to investors by the Company in this Offering, the Company is offering investors, on the conditions set forth in this Form C offering statement, up to 308,185 Bonus Shares, in each case depending on, and determined on the basis of, the date of a given investor's purchase. No additional consideration will be received by the Company for its issuance of Bonus Shares, and it will absorb all costs of the Bonus Shares' issuance. See "Bonus Shares for Early Purchases."

In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC (the "*Intermediary*"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **Investors making investment commitments under names other than their legal names may be unable, indefinitely, to redeem their Shares. Neither the Intermediary nor the Company is required to correct any errors or omissions made by the Investor in the subscription process.**

Committed Investor funds will be held in escrow with Enterprise Bank & Trust (the "*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings has taken place. Investors may cancel an investment commitment until the earliest of (i) 48 hours before the Offering Deadline, (ii) as described below, the intermediate closing (if any) in which the Company has accepted that investment commitment, and (iii) such time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount before the Offering Deadline, it may terminate this Offering early, provided that (i) the termination date is at least 21 days from this Offering's commencement, (ii) the Intermediary provides Investors at least five (5) business days' notice before the termination date and (iii) the Company continues to meet or exceed the Target Offering Amount on the termination date.

Material Changes

If any material change is made, or occurs, with respect to this Offering before the Offering Deadline, the Company will provide notice to Investors that have already made commitments, and it will ask them to reconfirm their commitments. The investment commitments of any Investors that do not reconfirm their investment commitments within five (5) business days after receiving notice of any such material change will be canceled, and the committed funds will be returned to them without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the earlier of (i) the completion, termination or expiration of this Offering and (ii) the intermediate closing, if any, in which the Company has accepted that investment commitment. In either such case, the Investor will receive the Shares in exchange for the funds released to the Company.

Intermediate Closings

If Investors collectively commit to an amount above the Target Offering Amount in satisfaction of all required terms of this Offering prior to the Offering Deadline on such date or such later time as the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of this Offering early, provided that (i) the early closing date is at least twenty-one (21) days after the commencement of this Offering and (ii) all Investors receive notice of the early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of this Offering and reconfirmation of all investment commitments). Investors that committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

The Company will only conduct an initial early closing (the "***Initial Closing***") if more than twenty-one (21) days remain before the Offering Deadline as of the date of the Initial Closing. The Company may conduct another early closing (a "***Subsequent Closing***") before the Offering Deadline only if the amount of investment commitments made as of the date of such Subsequent Closing exceeds the amount committed as of the date of the Initial Closing and more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Shares via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, even if multiple closings are conducted.

No investment commitment is binding on the Company unless and until accepted by the Company, which reserves the right, in its sole and absolute discretion, to reject the investment commitment in whole or in part. If the Company rejects all or a portion of any investment commitment, the applicable Investor's funds will be returned without interest or deduction.

Investor Limitations

Investors that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act ("***Accredited Investors***"), are limited in how much they are permitted to invest in all crowdfunding offerings, combined, during any 12-month period. For natural persons, the investment limitation depends on their net worth (excluding the value of their primary residence) and their annual income. If either their annual income or their net worth is less than $124,000, then during any 12-month period, they are permitted to invest up to the greater of (i) $2,500 or (ii) 5% of the greater of their annual income or net worth. If both their annual income and their net worth are equal to or more than $124,000, then during any 12-month period, they are permitted to invest up to 10% of their annual income or net worth, whichever is greater, but the aggregate amount of such investments may not exceed $124,000. An Investor that is not a natural person must also comply with the foregoing requirements procedure; but instead of calculating investment limits on the basis of annual income and net worth, it must calculate the limits on the basis of its revenue (as of its most recently completed fiscal year) and its net assets (as of its most recently completed fiscal year end), If the Investor is an Accredited Investor, no investment limits apply.

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THIS OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SHARES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THIS OFFERING OR THE

SHARES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THIS OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

Please review this Form C offering statement and the subscription agreement attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

DealMaker Transfer Agent LLC will act as transfer agent and registrar for the Securities.

Dividends

Holders of Shares are entitled to receive those dividends, if any, that may be declared from time to time by the Board out of legally available funds. The Company has never declared or paid any cash dividends on the Common Stock, and it does not anticipate paying any cash dividends in the foreseeable future.

Minority Investors

Investors will have no rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dissolution

Upon a Dissolution Event (as defined below), subject to the prior right of any holders of Company debt and to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Shares (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

"***Dissolution Event***" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a liquidity event, such as an acquisition or an IPO), whether voluntary or involuntary.

Voting and Control

The Company does not have any voting agreements in place. The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Common Stock do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

No Shares offered and sold to an Investor pursuant to Regulation CF may be transferred by that Investor during the one-year period beginning on the date of the Shares' issuance to that Investor, unless that are transferred (1) to the Company; (2) to an Accredited Investor; (3) as part of offering registered with the Commission under the Securities Act; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law and brother-in-law of the Investor, and includes adoptive relationships. For the purpose of the preceding sentence, "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Investors looking to transfer their Shares to a person described in this paragraph may nevertheless be unable to find willing buyers.

Before transferring Shares, Investors must be prepared to provide the Company with an opinion of counsel reasonably satisfactory to the Company that the transfer is permitted under applicable securities laws.

Other Material Terms

- The Company does not have the right to repurchase the Shares.
- The Shares do not have a stated return or liquidation preference.

Dilution

Dilution (also known as stock or equity dilution) results when a company's issuance of additional shares of stock decreases a stockholder's ownership percentage of that company. Stock dilution can also result from the exercise, by their holders (which may include the company's employees), of company stock options or other optionable securities. When the number of shares outstanding increases, each stockholder owns a smaller, or diluted, percentage of the company.

Stock dilution may result from a company's issuance of shares of stock to obtain additional capital. Future sales of a substantial number of Shares in the public market could adversely affect the Shares' then-prevailing market price (if any), as well as our ability to raise equity capital in the future.

Dilution may also result when a company sets the offering price of shares of stock to be offered and sold to Investors, if the offering price is greater than the per-share market value, if any, of the already issued and outstanding shares of a company's stock. In the case of this Offering, the Company determined the Shares' offering price on the basis of an internal valuation. (See "*Valuation – How we established the offering price of the Shares*" below.) We cannot ensure that the price determined through that internal valuation would not exceed the market value of the Company's equity, on a per-share basis – that is, the price at which an Investor could successfully resell his, her or its Shares (if at all) to a willing buyer. To whatever extent the issuance of Shares sold to investors in this Offering may be dilutive of the interests of the Company's current stockholders, any such dilutive effect may be magnified by the issuance of Bonus Shares, for which the Company will receive no additional consideration. Because the Company is unable to reasonably estimate how many investors will qualify for Bonus Shares in this Offering or the number of Bonus Shares likely to be issued to those investors that do in fact qualify, the Company is also unable to accurately assess the potential dilutive effect of any such issuance.

From time to time after the termination of this Offering, we may issue additional Shares to raise additional capital for the Company. Any such issuances may result in dilution of the interests of persons that are, at that time, stockholders, including Investors in this Offering. If in the future the number of outstanding Shares increases, each such stockholder will own a smaller, or diluted, percentage of the Company, which, depending on the amount of capital raised by the issuance of the additional Shares, could render the Shares then held by stockholders less valuable than before the new issuance. Dilution may also reduce the value of existing Shares by reducing the earnings per share of the Common Stock. The Company cannot guarantee that Investors in this Offering will not, in the future, experience dilution of their interests in the Shares.

Valuation

Valuation methodology used by the Company

Startup companies have no track record of revenues on which to determine valuations either on the basis of discounted cash flows or by analyzing comparable companies in the same or similar business. For startup companies in the oil and gas industry, enterprise value is customarily estimated on the basis of proved and probable reserves.

According to the Society of Petroleum Engineers, "reserves" are defined as estimated volumes of crude oil, condensate, natural gas, natural gas liquids and associated substances anticipated to be commercially recoverable from known accumulations from a given date forward, under existing economic conditions, by established operating practices, and under current government regulations. Proved reserves can be estimated with reasonable certainty to be recoverable under current economic conditions, including prices and costs prevailing at the time of the estimate. Proved reserves may be developed or undeveloped.

Developed reserves are those expected to be recovered from existing wells (including so-called "reserves behind pipe," whose recovery from zones in existing wells requires additional completion work or future recompletion prior to the start of production). Improved recovery reserves are considered developed only after the necessary equipment has been installed or when the costs of installation are relatively minor. Developed reserves may be subcategorized as producing or non-producing.

Undeveloped reserves are those expected to be recovered (i) from new wells on undrilled acreage, (ii) from deepening existing wells to a different reservoir, or (iii) where a relatively large expenditure is required to (A) recomplete an existing well or (B) install production or transportation facilities for primary or improved recovery projects.

For more information on definitions, see the website of the Society of Petroleum Engineers (www.spe.org/en/industry/reserves).

How we established the offering price of the Shares

The Company's Trinidad and Tobago project has 3.2 million barrels of proved undeveloped reserves that are justified for development on the basis of a December 2022 analysis from Netherland, Sewell & Associates, Inc. The Company owes a 15% royalty on all oil produced and has an 80% working interest in the project. Assuming a conservative, discounted price of oil at $60 per barrel, and overhead and operating costs of $10 per barrel, the Company believes that after additional discounting to reflect oil-price volatility and other risk factors, the total value of its assets (and, because it currently has no liabilities, the total value of the Company itself), is no less than $35 million. The Company set the per-share offering price of $0.75 arbitrarily, but concurrently issued to the Parent that number of shares (46,666,667) that when multiplied by the $0.75 offering price, would equal the valuation amount described above.

The asset valuation described above was made internally by the Company's management. No investment banker, appraiser or other independent third party has been consulted concerning the Company's valuation or the Shares' offering price or the fairness of that offering price to Investors.

How we are likely to value the Shares in the future

For future valuations – including (if appropriate) in connection with subsequent corporate actions such as additional issuances of securities; Company repurchases of securities; a sale of either the Company or its assets; or transactions with related parties – the Company believes that it would once again use the methodology described above, estimating enterprise value on the basis of proved and probable reserves.

COMMISSION AND FEES

At the conclusion of this Offering, the Company will have paid the Intermediary a cash fee of 8.5% of the amount raised in this Offering, in addition to a one-time activation fee of $10,000. The Company will also be required to pay one-time activation fees of $7,500, and monthly subscription fees totaling $2,500, to the Intermediary's affiliates.

TAX MATTERS

EACH INVESTOR SHOULD CONSULT WITH THE INVESTOR'S OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C OFFERING STATEMENT CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK AN INDEPENDENT TAX ADVISOR'S ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in this Offering.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C offering statement do not purport to be complete. In each instance, Investors should refer to the document copies that are either appendices to this Form C offering statement or that will be made available to Investors and their professional advisors upon request.

Before making an investment decision regarding the Shares described herein, Investors should carefully review and consider this entire Form C offering statement. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C offering statement. The Company's representatives will be available to discuss with Investors and their representatives and advisors, if any, any matter set forth in this Form C offering statement or any other matter relating to the Shares, so that Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary for them to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ David Kahn
_____
(Signature)

David Kahn
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Roberto Fia
_____
(Signature)

Roberto Fia
_____
(Name)

Director
_____
(Title)

November 29, 2023
_____
(Date)

/s/ David Kahn
_____
(Signature)

David Kahn
_____
(Name)

Director
_____
(Title)

November 29, 2023
_____
(Date)

/s/ Keith Lapeze
_____
(Signature)

Keith Lapeze
_____
(Name)

Director	
(Title)	

November 29, 2023	
(Date)	

=

Instructions.

1.   The form shall be signed by the Company, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Offering Page found on Intermediary's Portal
Exhibit C   Form of Subscription Agreement